SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For March , 2019
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

MINUTES OF THE 2nd MEETING OF THE ELIGIBILITY AND ADVISORY COMMITTEE OF

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO – SABESP

On January 30, 2019, at 5:00 p.m., in the meeting room of the company's headquarters, located at Rua Costa Carvalho, 300, São Paulo/SP, the Eligibility and Advisory Committee of Companhia de Saneamento Básico do Estado de São Paulo – SABESP held its 2nd meeting. Matter included in the Agenda: Analysis of the nominee to compose the Company's Board of Directors. The members of SABESP´s Eligibility and Advisory Committee, based on the statements signed in the Registration Form, established by CODEC Resolution No. 03/2018, on the documentation presented and on additional information provided by the nominee Mrs. Monica Ferreira do Amaral Porto, verify that the nomination process is in compliance with Federal Law No. 13,303/2016, Federal Law No. 6,404/1976, State Decree No. 62,349/2016 and the Company's Bylaws. The aforementioned proofs of the nominee shall be filed at the Company. At the conclusion of the meeting, with no further business to discuss, the meeting was adjourned, and these minutes were drawn up, which, after read and found to be in compliance, were signed by the members.

ANDRE CARILLO
ELIZABETH MELEK TAVARES
NILTON JOÃO DOS SANTOS

CEO’s Office

Companhia de Saneamento Básico do Estado de São Paulo - Sabesp

Rua Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo – SP

Phone 55 (11) 3388-8000 - Fax (11) 3813-3587

www.sabesp.com.br

Nominee:   Monica Ferreira do Amaral Porto

Individual Taxpayer’s ID: 037.916.638-01

Position: Member of the Board of Directors

Evaluation Roadmap	Verification	Notes
A. General Data	All fields were completed and are in compliance (x) Yes () No
B. Requirements	The nominee stated that he/she complies with all requirements (x) Yes () No
C. Prohibitions	The nominee stated that he/she is not under any type of possible prohibition ( x ) Yes ( )No
D. Documents

The nominee presented:

Registration form initialed and signed

(x) Yes (  ) No

Resumé initialed and signed

(x) Yes (  ) No

Signed statement, pursuant to the terms required by the CVM

(x) Yes (  ) No

Degree of higher education level or certificate of class registration

(x) Yes (  ) No

The degree/certificate presented proves that he/she has the training compatible with the position

(x) Yes (  ) No

The documents prove the minimum professional experience required as indicated by the nominee in item B of the Registration Form.

(x) Yes (  ) No

CEO’s Office

Companhia de Saneamento Básico do Estado de São Paulo - Sabesp

Rua Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo – SP

Phone 55 (11) 3388-8000 - Fax (11) 3813-3587

www.sabesp.com.br

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: March 7, 2019

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.